UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September 29, 2014

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures: Sasol appoints an executive director and chief financial officer




Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896	US803663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

APPOINTMENT OF EXECUTIVE DIRECTOR AND CHIEF FINANCIAL OFFICER

Shareholders are advised in terms of paragraph 3.59 of the JSE Listings Requirements that Mr Bongani Nqwababa has been appointed as executive director and Chief Financial Officer (CFO) of Sasol with effect from 1 March 2015, or such earlier date as may be agreed between the Company and Mr Nqwababa.

Mr Nqwababa has been an independent non-executive director and a member of Sasol's Audit Committee since 5 December 2013. Pursuant to his appointment as CFO designate, he has stepped down from the Sasol Board and the Audit Committee with effect from 26 September 2014.

Mr Nqwababa has been the Finance Director of Anglo American Platinum Limited since 2009. He is a former Finance Director of Eskom Holdings SOC Limited and Chief Financial Officer of Shell Southern Africa. He is also the Chairman of the Audit Committee of the South African Revenue Service.

Mr Nqwababa holds an Honours degree in Accounting from the University of Zimbabwe and qualified as a chartered accountant in Zimbabwe in 1991, after training with PricewaterhouseCoopers. He also obtained a Masters degree in Business Administration from the Universities of Manchester and Wales, Bangor in 1999.

"Bongani is certainly no stranger to Sasol. We are delighted that he has agreed to make the shift from being one of our non-executive Board members to fulfilling a key role on the management team of the company. Bongani's appointment concludes what was an extensive search to find a CFO who has both the breadth and depth of experience within the broader global resources and energy sectors", said Sasol's President and Chief Executive Officer, Mr David Constable.

Mr Paul Victor will continue as acting CFO of Sasol until the date of Mr Nqwababa's assumption of office, to ensure a seamless transition.

"Paul hit the ground running as our Acting CFO a year ago. He has been doing an outstanding job in leading the Finance function during our extensive change programme and as our teams close out on the all-important ground work to inform upcoming capital project decisions. Going forward, Paul will continue to fulfil a crucial executive role within the Finance function, and will serve as Bongani's right-hand within the department", said Mr Constable.

The Sasol Board has appointed Ms Nomgando Matyumza, an independent non-executive director of Sasol, as a member of the Audit Committee with effect from 26 September 2014, to fill the vacancy resulting from Mr Nqwababa's resignation. Ms Matyumza is a chartered accountant and holds an LLB degree.

"We're happy to welcome Gando onto Sasol's Audit Committee. Her extensive experience, especially in publicly listed companies, will add great value to our Audit Committee and bolster diversity in the gender, skill and expertise balance of our Board", said Sasol's Chairman, Dr Mandla Gantsho.



Johannesburg
29 September 2014
Sponsor
Deutsche Securities (SA) Proprietary Limited






SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date September 29, 2014				By: 	/s/ V D Kahla
						Name: 	Vuyo Dominic Kahla
						Title: 	Company Secretary